News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	September 22, 2026

Substantially Started Designation Review on Seabridge Gold's

KSM Project Being Progressed by BC's EAO Office

Toronto, Canada - Seabridge Gold Inc. ("Seabridge" or the "Company") (TSX:SEA) (NYSE:SA) reported today that British Columbia's Environmental Assessment Office ("EAO") has updated Seabridge on the status of its reconsideration of the Substantially Started Designation ("SSD") for its KSM Project in Northwest BC. The EAO's letter to Seabridge is linked here.

KSM received its SSD on July 24, 2024. The SSD was subsequently challenged by the Tsetsaut Skii km Lax Ha ("TSKLH") before the Supreme Court of British Columbia and the Court's ruling on June 8, 2026 required the EAO to commence a reconsideration of the SSD following an additional 90-day consultation period with the TSKLH. The 90-day consultation period concludes on September 28, 2026.

The EAO's letter advises that "Following the conclusion of the consultation period - at 90 days or, if agreed-upon between the EAO and TSKLH, shortly thereafter - the EAO will provide Seabridge Gold with an opportunity to respond to the TSKLH submissions." It also states "The EAO will then draft a report regarding the substantial start reconsideration in light of the court findings and any relevant new information received. An opportunity to review that draft report will be provided to Seabridge, TSKLH, and other Indigenous Groups. The EAO will then make a recommendation to the decision-maker, and the decision-maker will reconsider the substantial start determination."

Seabridge Chair Rudi Fronk noted that the EAO's letter "recognizes the importance of a timely decision for Seabridge Gold and will strive to complete the process as efficiently as possible, while fulfilling its duty to consult and ensuring that any decision is transparent, well-informed, and durable."

"We appreciate the measured and thoughtful response of the EAO, and we look forward to a full resolution of this matter. We also thank the Nisga'a and Tahltan Nations for their continued support of KSM and a renewed SSD, as articulated in recent letters submitted to the EAO," said Mr. Fronk.

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Bronson Corridor projects in British Columbia's Golden Triangle. Additional projects include Snowstorm in Nevada's Getchell Gold Belt, and the 3 Aces project in the Yukon. Further information on Seabridge's mineral reserves and resources is available at www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com